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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC   20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934



Date of Report (Date of earliest event reported):       January 17, 2001
                                                        -----------------
                         VERONEX TECHNOLOGIES, INC.
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)


  British Columbia, Canada           #0-13967                95-4235375
-----------------------------      --------------      --------------------
(State of other jurisdiction       (Commission         (IRS Employer
 of incorporation)                  File Number)        Identification No.)


#1505 - 800 West Pender Street, Vancouver,
      British Columbia, Canada                                    V6C 2V6
------------------------------------------                      -----------
(Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code:    (604) 647-2225
                                                       ----------------

                                    N/A
       --------------------------------------------------------------
      (Former name or former address, if changed since last report)


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Item 1 -  Changes in Control of Registrant
------    --------------------------------
N/A.

Item 2 -  Acquisition or Disposition of Assets
------    ------------------------------------
N/A.

Item 3 -  Bankruptcy or Receivership
------    --------------------------
N/A.

Item 4 -  Changes in Registrant's Certifying Accountant
------    ---------------------------------------------
N/A.

Item 5 -  Other Events
------    ------------
N/A.

Item 6 -  Resignations of Registrant's Directors
------    --------------------------------------
W. Gennen McDowall resigned from the Company's Board of Directors on January 17, 2001. Mr. McDowall has decided to pursue other business interests outside of Canada and will no longer be available to serve as a director.

Pru Zerny has been appointed a member of the Board of Directors to fill the vacancy created by this resignation.

Item 7 -  Financial Statements and Exhibits
------    ---------------------------------
N/A.


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                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                               VERONEX TECHNOLOGIES, INC.



Date: January 18, 2001        /S/ David A. Hite
                              ---------------------
                              David A. Hite
                              Chief Executive Officer



Date: January 18, 2001        /S/ Gerald D. Lamont
                              --------------------
                              Gerald D. Lamont
                              Chief Accounting Officer



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